EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013

This discussion and analysis of financial position and results of operation is prepared as at January 10, 2014 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended November 30, 2013 of Tasman Metals Ltd. (“Tasman” or “the Company”).  The following disclosure and associated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: (i) the registration of the concessions comprising the various rare earth elements (“REE”) projects; (ii) the market and future price of commodities; (iii) the timing, cost and success of future exploration activities, including, but not limited to, the Company’s proposed work programs; (iv) currency fluctuations; (v) requirements for additional capital; and (vi) changes in mineral resource estimates.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company’s public disclosure filings, including its most recent management information circular, Form 20-F (in lieu of an Annual Information Form), material change reports, press releases and other information, may be accessed via www.sedar.com or the Company’s website at www.tasmanmetals.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the NYSE MKT (formerly the NYSE AMEX) under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven REE and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at November 30, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company’s main focus continues to be the exploration and assessment of the Company’s Norra Kärr property.  In July 2013 the Company filed a revised preliminary economic assessment (“PEA”) of Norra Kärr.  See also “Exploration Projects - REE Projects, Sweden, Norra Kärr” in this MD&A.

On August 28, 2013 the Company filed a preliminary base shelf prospectus and F-3 Registration Statement under which the Company may issue from time to time, any combination of common shares, warrants to purchase common shares or units, up to an initial offering price of $25,000,000 during a 25 month period.  On October 1, 2013 the base shelf prospectus and F-3 Registration Statement were declared effective.

The Company has prepared a budget of approximately $3,056,000 for the fiscal year ended August 31, 2014.  The budget covers $2,500,000 for ongoing levels of corporate and general field administration and overheads and $556,000 for limited exploration, metallurgy and permitting activities on the Norra Kärr property.  The Company has sufficient financial resources to meet these costs.  Subject to additional financings the Company intends to consider commissioning a pre-feasibility study on the Norra Kärr property at an estimated cost of $2,300,000.  The budget and requisite financings does not anticipate any changes which may occur from a completion of any potential merger of Tasman and Flinders Resources Limited (“Flinders”), as discussed below.

See also “Financial Condition / Capital Resources” in this MD&A.

Potential Merger of Tasman and Flinders

On December 31, 2013 the Company and Flinders announced that they had initiated preliminary negotiations with regard to a potential merger of the two companies (the “Potential Merger”).  Under the terms being considered, Tasman may acquire all of the outstanding common shares of Flinders for consideration of common shares of Tasman based on a yet to be determined share exchange ratio (the “Ratio”).

The Boards of Tasman and Flinders believe the project portfolios of the two companies to be complementary, with both companies focussed on the supply of critical materials to traditional and high growth sectors of European industry.  Tasman’s primary focus is the Norra Kärr, with additional work underway on the nearby Yxsjöberg tungsten project, historically northern Europe’s largest tungsten producer.  Flinders is developing the Woxna flake graphite deposit in central Sweden (the “Woxna Project”), which is on target to be one of the first projects in the junior graphite industry to begin production, scheduled for the 3rd quarter 2014.

Within Europe, there is a substantial degree of overlap between the industrial consumers of REE’s, tungsten and graphite and all three materials are considered “critical” by the European Commission under the Department of Enterprise and Industry’s “Raw Materials Initiative”.  The Boards of Tasman and Flinders believe a merged entity will provide a larger market presence, provide operational efficiency, and deliver a much stronger voice in the global critical metals sphere.  Furthermore, the combined company may have greater liquidity and, given Tasman’s US listing, may generate interest from institutions looking to gain long term exposure to a range of critical metals.

The Potential Merger is subject to a range of conditions, including, but not limited to, an agreement between Flinders and Tasman on the appropriate Ratio based on the guidance of their respective financial advisors, and Tasman and Flinders entering into a binding definitive agreement containing customary terms, including representations and warranties, as are standard in a transaction of this nature.  In the event that a definitive agreement is entered into between the parties, the closing of a Potential Merger will be subject to additional conditions precedent including, but not limited to, shareholder, regulatory and court approvals, and other consents and requirements as are required by applicable governing laws and stock exchange policies.

Nick DeMare is an officer and director of both Tasman and Flinders.  Mark Saxon is an officer and director of Tasman and a director of Flinders.  Michael Hudson and Robert Atkinson are directors of Tasman and Flinders.  Mariana Bermudez is an officer of Tasman and Flinders.

There is no obligation on the part of either Tasman or Flinders to consummate a transaction relating to a Potential Merger or to enter into a definitive agreement.  No definitive agreement has been reached between Tasman and Flinders and there can be no assurances that any transaction relating to a Potential Merger or otherwise will result, or as to the terms thereof.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 22 exploration claims or claim applications and 1 mining lease for strategic metals, in Sweden and Finland, and the owner of a 25% interest in four iron ore exploration claims in the Kiruna district of Sweden.  Furthermore, Tasman holds a 100% interest in seven exploration claims for tungsten which are awaiting transfer to Tasman by the Swedish Mining Inspectorate (Bergsstaten).

REE Projects

Sweden

Tasman holds 15 exploration claims and one mining lease in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

As announced July 2013, Tasman’s wholly owned Swedish subsidiary (Tasman Metals AB) has been selected as a key mining industry partner in the recently launched EURARE project.  EURARE is a research project co-funded by the European Commission under the Seventh Framework Programme of the European Community for Research, Technological Development and Demonstration Activities (Grant Agreement NMP2-LA-2012-309373).  Following the rare earth element (REE) supply crisis of 2010 and 2011, the EURARE project was initiated collaboratively by European research and industry, with the aim to “develop a sustainable exploitation scheme for Europe’s rare earth ore deposits”.  EURARE brings together the partners required for a complete European REE supply chain.  The impressive consortium includes university-affiliated research groups, geological surveys, metallurgical equipment manufacturers, environment management groups and REE consumers.

On the potential REE supply side, 4 European deposits were selected to be part of the EURARE consortium and advance into full pilot scale technology demonstration.  Tasman’s Norra Kärr project is one of these 4 deposits.  Furthermore, lab scale research on Tasman’s Olserum deposit will also be conducted under the project.  Tasman’s Swedish REE deposits can present attractive supply options for European Union REE consumers, as they are enriched in the high-value heavy REE’s, lie close to established infrastructure and are within an active mining jurisdiction.  The EURARE project will receive a total of up to €9 million over a period of 5 years, to be directed towards “Work Packages” that range from deposit scale assessment to REE metal and alloy production.  Tasman shall receive direct funding of approximately €250,000 (CA$340,000) plus additional indirect funding applied to all phases of metallurgical research including beneficiation, REE separation and metal production.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a zirconium and rare earth element enriched peralkaline (agpaitic) nepheline syenite intrusion which covers 350m x 1200m in area.  The deepest extents of the mineralized intrusion have not been delineated, but exceed 320m.  The rock units comprising the Norra Kärr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REE’s, Zr, Nb, Y and Hf.  The most abundant intrusion present is grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include lakarpite (arfvedsonite-albite nepheline syenite), pulaskite (microcline-arfvedsonitealbite nepheline syenite) and kaxtorpite (eckermannite-microcline-aegirine-pectolite-nepheline syenite).  Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the grännaite are also commonly developed.
The first phase drill program by Tasman at Norra Kärr commenced in mid-December 2009 and comprised 26 holes.  This first successful program was followed by two further phases for a total of 49 drill holes.  A fourth phase of drilling was commenced in early 2012, which infilled drilling to 50m sections, and a total of 121 holes have now been completed.

In March 2012 Tasman announced the positive technical and financial results achieved from the PEA of Norra Kärr.  Following a review by the British Columbia Securities Commission a revised PEA was completed and submitted in July 2013.  The conclusions reached in the amended technical reports have not varied from those disclosed in the previously filed PEA.  The PEA for Norra Kärr was completed by independent mining consultants Pincock, Allen & Holt (“PAH”) of Denver, Colorado (subsequently renamed RungePincockMinarco).  Metallurgical process design was completed by Mr. John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Kärr mineralization completed by SGS Canada Inc. (“SGS”) in Lakefield, Canada, and the Geological Survey of Finland (“GTK”) in Outokumpu, Finland.

The July 2013 PEA financial highlights included:
•	$1,465 million after-tax net present value (“NPV”) at 8% discount rate.
•	45.6% after-tax internal rate of return (“IRR”).
•	After-tax payback period of 2.5 years.
•	$10.9 billion in revenue over the 40 year life of mine.
•	Initial capital expenditures of $266 million (including contingency of $42.8 million).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed total rare earth oxide (“TREO”) concentrate.
•	Conservative basket price of US $51 per kg.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions for Norra Kärr can be found in Table 1 below:

Table 1: Norra Kärr Project, Annual Operating Summary

	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%
Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

For the purposes of the PEA and following a supply and demand study of the heavy REE market, PAH was requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that will be produced from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by Tasman, PAH produced a Whittle pit model to estimate the in-pit Canadian Institute of Mines (CIM) compliant Mineral Resource as provided in Table 2.

Table 2: Norra Kärr Project, “CIM” Compliant March 2012 “In-Pit” Mineral Resource1 Estimate

Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.71	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	105,600
Notes:
1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The PEA includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the results projected in the PEA will be realized and actual results may vary substantially.

2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (“HREO”) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

4.
“In-pit” Mineral Resources were estimated using the Whittle pit optimization software and preliminary economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.17% TREO.
6.	Resource estimate assumes mining recovery 95%, dilution 5%.

Samples submitted by Tasman used with the resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd’s laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research by the GTK were analyzed by the XRF technique in the laboratories of Labtium Oy in Finland.  Labtium Oy is an independent consulting laboratory, fully accredited to industry standards.

During July 2012 Tasman submitted an application for a Mining Lease (“ML”) covering Norra Kärr.  In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted the Norra Kärr ML to Tasman.  A granted ML under the Swedish Mining Act is valid for 25 years, when it is available for renewal.  The application documents for the ML were prepared by independent consulting group Golder Associates AB and documented the extensive environmental, archeological and social impact data that was collected by consultants and assessed by the Swedish Mining Inspectorate for the granting of the ML.  Tasman has been advised that the ML granted by the Swedish Mining Inspectorate (Bergsstaten) is currently under appeal from certain stakeholders.  The nature of the appeal shall determine the duration of the appeal process which may take up to twelve months.  The ML remains in full effect.

In November 2012 Tasman reported on optimization results from expanded metallurgical testing at Norra Kärr.  Test work was completed in Germany by ANZAPLAN (DORFNER Analysenzentrum und Anlagenplanungs-gesellschaft mbH).

Highlights of this work included:
•	High recovery of REE in a low mass during combined flotation - magnetic separation tests, including 82.5% yttrium oxide (Y2O3) and 76.9% TREO recovered in only 25.2% of the original mass;
•	High recovery of REE in magnetic separation tests on three major mineralized material types from Norra Kärr;
•	Eudialyte confirmed as the only REE-bearing mineral present in more than trace abundance in all mineralized material types;
•
All major mineralized material types shown to be mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the mineralized material body is unlikely to affect processing behavior;

•	Flotation test work very successful in separating aegirine from eudialyte using commercial reagent;
•	Low-iron nepheline/feldspar fraction identified as potential by-product;

Three bulk samples totaling approximately 1.2 tonnes were supplied to ANZAPLAN, representing the two major (PGT, GTM) and one minor mineralized material type (GTC) that comprise the Norra Kärr resource.  Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all mineralized material types.  Mineralogical character and metallurgical behavior of each mineralized material type was tested, to constrain future processing considerations.  Geochemical character of each mineralized material type based on drilling information is given in Table 3.

Table 3:  Summary of Principal Mineralized Material Type Geochemistry from Average Drilling Data
		TREO%	HREO/ TREO%	ZrO2%	Dy2O3 ppm	Y2O3 ppm	Tb2O3 ppm	Nd2O3 ppm
PGT	Pegmatitic Grennaite	0.614	54.7%	2.00	289	2300	42	662
GTM	Migmatitic Grennite	0.490	45.0%	1.52	184	1506	27	563
GTC	Grennaite	0.261	63.5%	1.33	152	1056	20	233

TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3,
                Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineral Concentrate Tests

A range of mineral concentrate preparation tests were run by ANZAPLAN, based on the previously reported results achieved by the GTK in 2011.  The aim was to produce a mineral concentrate containing most or all of the eudialyte (so achieving high recovery), while discarding most of the un-mineralized gangue material (so achieving low sample mass).  Tests were run in parallel on the different mineralized material types, however no significant variation in results by mineralized material type were observed.  While magnetic separation and flotation were the focus of research, gravity, electrostatic and centrifuge methods were also applied, each of which achieved only poor eudialyte separation.

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Kärr mineralized material, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Nora Kärr mineralized material are provided in Table 4.

Table 4:  Recovery Associated With Magnetic Separation.
	Mass	TREO Recovery	ZrO2 Recovery	Fe2O3 Recovery
-100/+20 micron fraction	53%	97%	71%	99%
-20 micron fraction	23%	80%	41%	91%

Flotation

Extensive flotation testing was also completed by ANZAPLAN.  While eudialyte does not appear amenable to efficient direct flotation, a commercially available flotation reagent at near-neutral pH was shown to be extremely effective in the selective removal of aegirine from eudialyte.
Aegirine is three times more abundant than eudialyte in typical mineralized material samples, therefore its removal greatly reduces the mass of the magnetic fraction.  Non-optimized test results indicate that approximately two thirds of the aegirine can be removed from the crushed sample prior to magnetic separation at a TREO recovery of 88%.  Removal of this material prior to magnetic separation significantly improves quality of the eudialyte concentrate, with only a small loss of REE.

Combined Flotation and Magnetic Separation

Furthermore, ANZAPLAN has tested various scenarios combining flotation and magnetic separation.  One such combination proved extremely effective, where recovery for the total process was 82.2% of the yttrium oxide (Y2O3), 76.9% of the TREO and 49.7% ZrO2 in only 25.2% of the mineral mass.  Recovery of other heavy REE’s (Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu) mirrors the recovery of Y2O3 in flotation and magnetic separation tests.

Tasman has now passed the research and process optimization role to the internal laboratories of magnetic separation equipment manufacturers.  This engagement ensures that recovery is optimized, and that the mine-scale equipment requirements of the Norra Kärr project are well understood by equipment manufacturers.

In March 2013, Tasman announced that the Company engaged ANSTO Minerals of Australia (ANSTO) to support the next stage of Tasman's hydrometallurgical testing program on Norra Kärr.  ANSTO is an Australian government owned research institution, widely acknowledged as the industry leader in all facets of REE mineral leaching, solution purification and precipitation. ANSTO has operated numerous large scale pilot and demonstration plants for REE.

ANSTO shall execute a series of leaching tests, extending and refining those completed to date by other laboratories. REE recoveries exceeding 80% have been achieved during previous tests using sulfuric acid under atmospheric temperature and pressure conditions.  This leach test program is designed to maximize the recovery of the heavy REE's, reduce acid consumption, and constrain all remaining leaching variables.  ANSTO has been provided with mineral concentrate prepared by Germany's ANZAPLAN.  The concentrate sample was prepared from drill core collected across the Norra Kärr deposit and is considered representative.  Results from this testwork will be reported as they become available.

Tasman has completed comminution (crushing and grinding) studies to characterize Norra Kärr mineralized material.  Work undertaken by Wardell Armstrong International in Truro, UK, showed milling conditions lay within a normal processing range.  These comminution results will enable the design of the crushing and grinding circuits.

In July 2013, the Company announced the granting of a permit to extract a large surface sample for expanded metallurgical testing.  The permit allows for the extraction of 200 cubic metres of rock (approximately 500 tonnes) from selected locations that represent the Norra Kärr deposit.  The permit was granted by Länsstyrelsen Östergötland (County Administration Board of Östergötland), the Swedish government agency that manages land use in the region of Norra Kärr.

Olserum

On October 13, 2011 Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited, for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claim applications 5,160 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included:

Table 5:  Historical Drilling Results, Olserum
DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1
TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
  Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

In late 2012, Tasman completed a 5 hole program completed at Olserum.  Five holes were drilled that totalled 997.0m to confirm previous drilling results and infill untested sections.  All holes intersected significant REE mineralization.  Best results returned from holes OLR12001 through OLR12005 are provided in Table 6:

Table 6:  Drilling Results from Tasman 2012 Program, Olserum
DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	EASTING	NORTHING	AZIMUTH (deg)	DIP (deg)
OLR12001	59.7	157.9	98.2	0.60%	36.3%	580072	6423831	209	- 46
Including	59.7	85.95	25.3	1.02%	42.3%
OLR12002	83.1	225.3	142.2	0.65%	26.6%	580127	6423833	195	- 55
Including	132.4	169.5	37.1	1.00%	22.9%
OLR12003	117.0	250.6	133.6	0.52%	42.1%	580083	6423863	207	- 61
Including	190.1	203.0	12.9	1.14%	42.6%
OLR12004	47.9	178.9	131.0	0.49%	44.7%	579995	6423857	205	- 55
Including	118.7	135.7	17.0	1.01%	47.3%
OLR12005	52.8	121.6	68.8	0.39%	24.7%	580145	6423705	19	- 43
Including	75.3	107.4	32.1	0.52%	27.3%
TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3,
                Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3
EASTING, NORTHING provided in SWEREF99TM coordinate system

The Technical University of Freiberg (TU Bergakademie Frieberg) in Germany undertook petrological, MLA and microprobe research to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE’s.

Using all available drilling data, the first CIM compliant independent resource estimate for Olserum was published in February 2013.  The resource estimate was prepared by consulting geologists at ReedLeyton Consulting Pty Ltd following site visits, core sampling and geological modeling.  Following a review by the BCSC a revised resource estimate was completed and submitted in July 2013.  The conclusions reached in the amended technical report have not varied from those disclosed in the previously filed report.  Along with Norra Kärr, Olserum is the second of Tasman's resource-stage REE projects.

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 7 and 8).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Table 9 and 10 provide the grade averages for rare earth oxides at the various cut-offs.

Table 7: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	0.017	1042	700	37,030

Table 8: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050
Notes:
1.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	HREO includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

4.
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

5.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6.	The resource estimate is based on:
▪
A database of 31 'In Resource' drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at ALS Chemex's Vancouver laboratory.

▪
Specific gravity (SG) has an overall mean of 2.80 g/cc from 458 SG readings.  The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

▪	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
▪	Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, ReedLeyton completed a mining optimisation exercise.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based on the PEA data from Tasman’s more advanced Norra Kärr REE project that lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:
•	Stripping Cost $/tonne mined $3.66
•	Mining Cost $/tonne mined $3.66
•	Processing Cost $/tonne ore $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution
•	Exchange rate US$1 : CA$1

Overall, ReedLeyton considers these assumptions are fair for the purpose of determining reasonable prospects for economic extraction of the Olserum deposit but do not demonstrate that the mineralization is economic, since the exercise is not at the level of a PEA and does not conform to the studies required for a PEA.

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north.  Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

Table 9: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 10: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

In August 2013, the Company announced results of the first phase of metallurgical testing on representative mineralization samples from the Olserum.  Magnetic separation and flotation tests completed by the Geological Survey of Finland (GTK) in Outokumpu produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times.  A very high grade magnetite concentrate was also produced as a by-product during testing.  This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission’s EURARE research project as was press released by Tasman on July 10, 2013.

A well selected and homogenized sample of 75 kg of drill core was provided to GTK for metallurgical testing.  Core was selected from across the deposit and is believed to reflect grade and mineralogical variation well.  Following a series of grinding tests, a suitable grind size was determined to be -75 μm (P80 75 μm) which was achieved by rod mill. A testing flow sheet of low intensity magnetic separation (LIMS) followed by REE mineral flotation proved to be the most effective, for which 6 tests were performed.  In addition, direct flotation of biotite was tested but did not improve quality or grade of the REE concentrate sample.

As anticipated, the LIMS was extremely efficient in the separation of magnetite from other minerals present.  In test 8 the magnetic concentrate comprised 2.93% of the rock mass and showed a grade of Fe 65.5%, being very close to the iron content of pure magnetite.  The best REE recovery results were obtained where highest REE recovery was achieved in the lowest concentrate mass (mass pull) as described below:

Table 11: REE recovery for various tests from Olserum

Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

Recovery data for all REE’s is not available at this time, however heavy REE recovery is anticipated to follow Y recovery due to chemical and physical similarity.  Additional testing is underway to improve the proposed flowsheet and better understand the processing behaviour of the Olserum mineralization.

Finland

In Finland, Tasman has a total of 7 claims.

No additional work has been completed during the period.  During fiscal 2013 the Company determined to proceed with the relinquishment of the Korsnäs and all other Finnish licenses.

Tungsten Projects

Sweden

As announced on October 10, 2013 Tasman secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  This new tungsten portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects were purchased outright for a total consideration of 50,000 common shares in Tasman Metals Ltd and $45,000 cash.  A further 50,000 common shares are issuable upon commencement of production from any of the tungsten projects.  All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.

Based on its economic importance and high risk of supply disruption, tungsten has been named a “critical” metal in recent British Geological Survey (BGS) and European Commission (EC) publications.  Tungsten is an essential industrial element with hundreds of end-use applications.  It has the highest melting point (3,410°C) and highest tensile strength (19.3 gms/cc) of all pure metals and is therefore highly sought after for drilling and cutting equipment (termed hardmetals), specialty steels and aerospace applications.

Today, greater than 80% of tungsten is sourced from Chinese mines, and therefore, demonstrating similar resource security challenges to rare earth elements.  Since 2008, Chinese domestic demand has exceeded its own supply, resulting in a near doubling of price for tungsten concentrate over this period, and a gradual increase in total traded volume.  Tungsten demand growth has consistently outperformed GDP growth.

The acquired tungsten projects are approximately centered on the Yxsjöberg mine where a mill and tailings dam remain on site.  Simple road access links all project areas.

Yxsjöberg

The Yxsjöberg mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The deposit is of a skarn-hosted tungsten-copper-beryllium–fluorite style consisting of three ore bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten from 1918. A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.
The price of tungsten fell in the early 1960’s, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960’s however, the tungsten price had recovered and interest was renewed.  In 1969 the Swedish State-owned mining company AB Statsgruvor acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.  The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately 600m.  A total of more than 5 million tonnes of ore averaging approximately 0.35% WO3 (with additional copper and fluorite) were extracted during the life of the Yxsjöberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large tailings dams estimated to contain a total of 4.6 million metric tonnes of material.

Wigström (15 km SE of Yxsjöberg)

The historic tungsten mine of Wigströmsgruvan fed ore to the nearby Yxsjöberg mine mill.  Scheelite (CaWO3) and fluorite (CaF2) mineralization occur in garnet-diopside skarn within mafic metavolcanics.  Approximately 0.13 million tonnes of ore with 0.28% WO3 was mined and transported to Yxsjöberg between the years 1978-1981.  Mineralization is documented to remain open along strike and at depth at the time of the mine closure.

Sandudden (7 km NE of Yxsjöberg)

The Sandudden deposit was tested by more than 30 drill holes between 1978 and 1979 by AB Statsgruvor.  In 1979 test mining and processing of approximately 17,000 tonnes with 0.22% WO3 was completed.  The mineralization is scheelite-fluorite with similar characteristics to Wigströmsgruvan and Yxsjöberg.  A small resource was estimated in 1979.

Gensgruvan (25 km N of Yxsjöberg)

The small Gensgruvan tungsten mine operated briefly in the 1940’s.  Production figures from 1944 record 1,600 tonnes of ore were mined with an average grade of 0.3% WO3.  A second mine was also operated, named Molybdengruvan, with grades of 0.34% WO3.  Geological mapping at the time discovered numerous outcrops containing scheelite mineralization which remain untested, along with a large number of mineralized boulders the source of which remains unknown.  Outcrops with grades similar Molybdengruvan mine have been recorded.

Gussarvet (70 km NE of Yxsjöberg)

A 15 hole diamond drill program was completed at Gussarvet in the early 1980’s.  Results included GAH06 which intersected high grades of tungsten including 7.75 m at 0.64% WO3 and 31.3 m grading 0.37% WO3.  The tungsten mineralization occurs in skarn and epidote-quartzite associated within a 100m wide NE-SW trending carbonate horizon.

Gustavsberg (50 km SE of Yxsjöberg)

Several old iron mines are located within the Gustavsberg claim area.  The iron lodes were documented to have an adjacent skarn alteration zone containing copper and tungsten mineralization.  Mine geologists reported discoveries of “up to football-sized patches of scheelite” in the footwall skarn.  No modern exploration for tungsten has been conducted in the area although prospectors have reported scheelite in the remnant waste dumps.

Tasman is currently compiling historic data for this tungsten portfolio.

Iron Projects

Tasman retains a 25% interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  In addition, Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

2014 Exploration Budget

The Company’s 2014 fiscal year exploration program has focused on the expanded metallurgical testing programs as the Company continues with the optimization studies on how to most efficiently process the material from Norra Kärr.  The Company will also conduct further environmental baseline studies and collect data for mine permitting plus general site works.  The Company has budgeted $445,000 for metallurgical research which includes further assay costs, $86,000 for environmental and permitting and $25,000 for general site work.

The Company is not incurring significant costs on the Olserum project and does not intend to incur significant costs until a further financing is completed.  The Company is, however, continuing with certain costs mainly through continued metallurgical research, which costs are being largely funded through the Company’s participation in a European Union funding initiative studying supply of critical materials.

The exploration budget may change pending any future financings and/or impact of the Potential Merger.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS and the change in accounting policy.

	Fiscal 2014	Fiscal 2013				Fiscal 2012
Three Months Ended	Nov. 30, 2013 $	Aug. 31, 2013 $	May 31, 2013 $	Feb. 28, 2013 $	Nov. 30, 2012 $	Aug. 31, 2012 $	May 31, 2012 $	Feb. 29, 2012 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	(766,824)	(679,723)	(576,014)	(635,742)	(1,202,291)	(484,837)	(1,198,315)	(3,602,958)
Other items	10,917	(462,602)	22,139	35,566	17,425	34,943	27,199	22,381
Net loss before deferred income tax	(755,907)	(1,142,325)	(553,875)	(600,176)	(1,184,866)	(449,894)	(1,171,116)	(3,580,577)
Deferred income tax	Nil	Nil	Nil	Nil	Nil	9,254	(3,600)	600
Net loss	(755,907)	(1,142,325)	(553,875)	(600,176)	(1,184,866)	(440,640)	(1,174,716)	(3,579,977)
Other comprehensive (loss) gain	(12,007)	(27,800)	(3,129)	846	(25,974)	(105,920)	(24,998)	1,748
Comprehensive loss	(767,914)	(1,170,125)	(557,004)	(599,330)	(1,210,840)	(546,560)	(1,199,714)	(3,578,229)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.06)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital	4,091,866	5,094,986	6,241,592	7,242,130	8,200,394	9,267,844	11,086,472	12,546,328
Total assets	13,130,518	13,856,353	13,595,076	14,520,301	15,818,835	16,549,682	15,670,038	16,911,052
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

Three Months Ended November 30, 2013 Compared to the Three Months Ended August 31, 2013

During the three months ended November 30, 2013 the Company reported a net loss of $755,907 ($0.01 per share), compared to a net loss of $1,142,325 ($0.01 per share) for the three months ended August 31, 2013, a decrease in loss of $386,418.  The decrease in loss in the three months ended November 30, 2013 was attributed primarily to the recognition of an impairment of exploration and evaluation assets in the November 30, 2013 Quarter of $6,599 compared to $481,040 in the August 31, 2013 Quarter offset against the recognition of share-based compensation of $115,200 in the November 30, 2013 Quarter compared to $nil in the August 31, 2013 Quarter.

Three Months Ended November 30, 2013 Compared to the Three Months Ended November 30, 2012

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the three months ended November 30, 2013 (the “2013 period”), the Company incurred a net loss of $755,907 ($0.01 per share), a decrease in loss of $428,959, compared to a net loss of $1,184,866 ($0.02 per share) for the three months ended November 30, 2012 (the “2012 period”).  The decrease in loss during the 2013 period was due to the recognition of share-based compensation of $115,200 in the 2013 period compared to $594,394 in the 2012 period.

Excluding share-based compensation, general and administrative expenses increased by $43,727 from $607,897 during the 2012 period to $651,624 during the 2013 period.  Specific general and administrative expenses of note during the 2013 are as follows:

•
incurred $34,472 (2012 - $32,416) for accounting and administration of which $14,900 (2012 - $15,700) was charged by Chase Management Ltd. (“Chase”), a private corporation controlled by Mr. Nick DeMare, a director of the Company and $19,572 (2012 - $16,716) was charged by a third party accounting service in Sweden;

•
general exploration costs of $8,382 (2012 - $27,539) relating to general exploration and property due diligence in Sweden and Finland.  General exploration costs were lower during the 2013 period as the Company is focusing on the exploration and assessment of the Norra Kärr properties;

•
$39,680 (2012 - $58,110) for travel expenses, primarily for Company personnel to oversee the Company’s ongoing property exploration programs, attend international investment conferences and meet with consumers of REE production to establish working relationships.  Travel expenses were lower during the 2013 period compared to the 2012 period due to less corporate travel by management and directors;

•	legal fees of $144,423 (2012 - $24,927) were incurred. During the 2013 period legal services were higher due to filing and preparing of the base shelf prospectus and Form 20-F;
•
incurred $82,919 (2012 - $139,942) for professional services, of which the Company incurred $63,000 (2012 - $75,000) by directors and officers of the Company, $8,036 (2012 - $23,179) by consultants in Sweden and $11,883 (2012 - $41,763) by consultants for general corporate services;

•	$40,500 (2012 - $40,500 for management fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•
audit fees of $51,117 (2012 - $33,650) for the year-end audit.  The change between the 2013 period and the 2012 period was solely due to the timing of billings by the auditors for services rendered in respect to auditing the Company’s year-end accounts; and

•	salaries and benefits of $69,678 (2012 - $81,844) for employees in the exploration office in Sweden. The decrease was due to cost recoveries from EURARE during the 2013 period.

During the 2013 period the Company recorded $115,200 (2012 - $594,394) for share-based compensation comprised of $115,200 (2012 - $87,750) for the immediate vesting of 220,000 (2012 - 75,000) share options granted and $nil (2012 - $15,414) for vesting of options granted in prior periods.  In addition during the 2012 period, the Company recorded $491,230 for share-based compensation on the re-pricing of 1,706,500 share options.

During the 2012 period the Company received $293,750 from the exercise of share options for 1,175,000 common shares.  No equity financings were conducted in either the 2013 or 2012 periods.

Interest income generated during the 2013 period was $17,799, a decrease of $10,409 from $28,208 earned during the 2012 period.  The decrease in income during the 2013 period was due solely to reduced levels of cash compared to the 2012 period.

Investment

The Company holds 2,647,059 common shares of Hannans Reward limited (“Hannans”), a public company listed on the Australian Stock Exchange, and have been designated as available-for-sale for accounting purposes.  To date there have been no dispositions of the Hannans shares.  As at November 30, 2013 the quoted market value of the investment was $12,798.

Exploration and Evaluation Assets

During the 2013 period the Company incurred a total of $433,941 (2012 - $788,117) on the acquisition, exploration and evaluation of its unproven resources assets, of which $321,100 (2012 - $700,889) on the Norra Kärr property and $112,841 (2012 - $87,228) on other properties.  In addition during the 2013 period the Company recorded an impairment of exploration and evaluation assets of $6,599 (2012 - $10,438) on certain properties.  Details of the exploration activities conducted during the 2013 period are described in “Exploration Projects” and “2014 Exploration Budget” in this MD&A.

	Rare Earth Element Properties				Other
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036
Impairment	-	(340,766)	-	(157,348)	-	(498,114)
Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	104,638	-	10,813	-	4,183	119,634
Exploration site	4,613	-	1,163	-	182	5,958
Geochemical	10,741	-		-	-	10,741
Geological	14,561	-		-	-	14,561
Metallurgical testing	169,804	-	-	-	-	169,804
Pre-feasibility study	15,820	-	-	-	-	15,820
Travel	923	-		-	-	923
	321,100	-	11,976	-	4,365	337,441
Acquisition costs
Issuance of common shares	-	-	-	-	51,500	51,500
Acquisition	-	-	-	-	45,000	45,000
	-	-	-	-	96,500	96,500
Impairment	-	-	-	(6,599)	-	(6,599)
Balance at November 30, 2013	7,524,049	-	625,158	58,349	103,725	8,311,281

	As at November 30, 2013			As at August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,501,004	7,524,049	23,045	7,179,904	7,202,949
Olserum	124,846	500,312	625,158	124,846	488,336	613,182
Other	47,669	10,680	58,349	49,088	15,860	64,948
Other Properties	98,906	4,819	103,725	2,406	454	2,860
	294,466	8,016,815	8,311,281	199,385	7,684,554	7,883,939

Cash Flows

During the 2013 period cash decreased by $1,189,097.  Operations utilized $842,180 and investing activities mainly for expenditures on exploration and evaluation assets utilized $346,917.

During the 2012 period cash decreased by $346,917.  Operations utilized $1,096,415, investing activities mainly for expenditures on exploration and evaluation assets utilized $672,548 and financing activities from exercise of share options generated $293,750.

Financial Condition / Capital Resources

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

To date the Company has not conducted any borrowing outside of its accounts payable and accrued liabilities incurred for operations and exploration activities.  The Company maintains its cash primarily in Canadian currency in a major Canadian financial institution.  The funds are held in interest-bearing accounts or cashable guaranteed investment certificates.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured levels.

The Company advances funds to its subsidiary as required to satisfy ongoing levels of operations.  There are no legal or economic restrictions on the ability of the Company’s subsidiary to transfer funds to the Company in the form of cash dividends, loans or advances.

As at November 30, 2013, the Company had working capital of $4,091,866.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  The Company has prepared a budget of approximately $3,056,000 for fiscal 2014, comprising of $2,500,000 for corporate and general field administration and overheads and $556,000 for limited exploration, metallurgy and permitting activities on the Norra Kärr property.  Expenditures have been incurred in accordance with the exploration budget.

The Company has filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities.  The shelf prospectus will allow the Company to offer, from time to time over a 25-month period, up to $25,000,000 of common shares, units and warrants.  However, until the aggregate market value worldwide of the Company’s common shares held by non-affiliates of the Company is equal to or greater than US $75 million, US securities law restricts the issuance of securities during the 12-month period prior to and including the relevant sale to no more than one-third of the aggregate market value worldwide of the Company’s common shares held by non-affiliates of the Company.

The Company intends to use any net proceeds received from any offering pursuant to such shelf prospectus to continue to advance the Norra Kärr and Olserum projects as well as for additional exploration at other non-material properties as opportunities arise and for general administrative and corporate purposes, except as otherwise may be disclosed in a prospectus supplement relating to such offering.  The Company expects that the proceeds from any offering under the shelf prospectus will be primarily used for funding of the exploration program for the Norra Kärr project, which will include, but not be limited to, ongoing metallurgical testing, geotechnical and hydrology studies, engineering, permitting and the preparation of a pre-feasibility study.  The Company may also use a portion of the proceeds from an offering for further drilling and metallurgical testing at the Olserum project.  The Company had a negative operating cash flow for the year ended August 31, 2013.  To the extent the Company has negative operating cash flows in future financial periods, the Company may need to deploy a portion of its existing cash reserves or identify additional sources of financing to fund such negative cash flows.

The Company is not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if it believes market conditions warrant it.

The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

The Company has initiated preliminary negotiations of a Potential Merger.  See “Potential Merger of Tasman and Flinders”.  If proceeded, it is anticipated that expenditures to negotiate, conduct due diligence, incur legal, accounting, filing and regulatory costs associated with the Potential Merger will be significant.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.  However, the Company has initiated preliminary negotiations of a Potential Merger.  See “Potential Merger of Tasman and Flinders”.

Critical Accounting Estimates

Critical Judgments and Sources of Estimation Uncertainty

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of intangible exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of certain other exploration and evaluation assets and as a result an impairment test was performed.

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at November 30, 2013 and as such, no impairment test was performed.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on certain other exploration and evaluation assets and an impairment charge of $6,599 was made during the three months ended November 30, 2013.

Changes in Accounting Policies

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the three months ended November 30, 2013 and 2012 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Mark Saxon, Vice-President of Corporate Development (“VPCD”), James Powell, and Chief Financial Officer (“CFO”), Nick DeMare:

	2013 $	2012 $
Management fees - President	40,500	40,500
Professional fees - VPCD	24,000	36,000
Professional fees - CFO	7,500	7,500
	72,000	84,000

As at November 30, 2013, $19,500 (2012 - $2,500) of the above amounts remained unpaid.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on November 30, 2013 the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

(i)	During the three months ended November 30, 2013 and 2012 the following amounts were incurred with respect to the Company’s non-management directors of the Company:

	2013 $	2012 $
Professional fees - David Henstridge, director	12,000	12,000
Professional fees - Robert G. Atkinson, director	4,500	4,500
Professional fees - Gil Leathley, director	7,500	7,500
Professional fees - Michael Hudson, director	7,500	7,500
	31,500	31,500

As at November 30, 2013, $42,500 (2012 - $10,500) of the above amounts remained unpaid.

(ii)
In addition, during the three months ended November 30, 2013 the Company incurred a total of $14,900 (2012 - $14,500) to Chase for accounting and administration services provided by Chase personnel, excluding Mr. DeMare, and $1,005 (2012 - $1,200) for rent.  As at November 30, 2013, $8,835 (2012 - $7,900) remained unpaid.

(c)
During the three months ended November 30, 2013 the Company incurred $6,190 (2012 - $4,850) for shared administration costs with Tumi Resources Limited (“Tumi”) and Mawson Resources Limited (“Mawson”), public companies with common directors.  As at November 30, 2013, $4,120 (2012 - $2,000) of the amount remained unpaid.

(d)
During the three months ended November 30, 2013 the Company recorded a recovery of $23,894 (2012 - $24,955) for shared office personnel and costs from Mawson and Flinders Resources Ltd. (“Flinders”), public companies with common directors.  As at November 30, 2013, $20,004 (2012 - $10,301) of the amount remained outstanding.

(e)
On October 7, 2013 the Company entered into a letter agreement with Tumi and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors, Mr. DeMare and Mr. David Henstridge.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company had retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relations activities under which the Company paid Mining Interactive $3,500 per month for such services.  During fiscal 2013 period the Company paid Mining Interactive $10,500 (2012 - $42,000).  Effective November 30, 2012 the Company terminated its arrangement with Mining Interactive.  All investor relations activities are now conducted by in-house personnel.

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at January 10, 2014, there were 60,900,982 outstanding common shares and 4,001,500 share options outstanding with exercise prices ranging from $0.65 to $4.22 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  Management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

In the course of evaluating internal controls over financial reporting as at November 30, 2013 management has identified the following reportable deficiencies:

(a)
there is limited segregation of duties which could result in a material misstatement in the Company’s financial statements.  Given the Company’s limited staff level, certain duties within the accounting and finance department cannot be properly segregated.  However, none of these segregation of duty deficiencies resulted in material misstatement to the financial statements as the Company relies on certain compensating controls, including periodic substantive review of the financial statements by the Chief Executive Officer, Audit Committee and Board of Directors.

(b)
on occasion, the Company undertakes complex and non-routine transactions.  These are sometimes extremely technical in nature and require an in-depth understanding of IFRS.  The Company’s accounting staff have a reasonable knowledge of the rules related to IFRS but may not have the in-depth understanding required to properly account for these non-routine transactions.  To address this risk, the Company consults with its third party advisors as needed in connection with the recording and reporting of complex and non-routine transactions.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  The control framework the officers used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on September 1, 2013 and ending on November 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.